CANARC RESOURCE CORP.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2017, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANARC RESOURCE CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Canarc Resource Corp. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for the years ended December 31, 2017, 2016 and 2015, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company has an accumulated deficit of $46,054,000 as at December 31, 2017 and has negative cash flows from operations. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada

March 28, 2018

CANARC RESOURCE CORP.

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

			December 31,
	Notes	2017	2016

ASSETS

CURRENT ASSETS
Cash		$ 4,304	$ 8,079
Marketable securities	7(a)(ii) and 8	787	955
Receivables and prepaids	6 and 14	100	142
Total Current Assets		5,191	9,176

NON-CURRENT ASSETS
Restricted cash	9(a)(i)	-	35
Mineral property interests	9	14,465	10,496
Equipment	10	107	1
Total Non-Current Assets		14,572	10,532
Total Assets		$ 19,763	$ 19,708

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	11(a) and (b), and 14	$ 158	$ 101
Flow through premium liability	11(c)	54	-
Deferred royalty liability, current	7(b) and 11(d)	35	-
Total Current Liabilities		247	101

LONG TERM LIABILITIES
Deferred royalty liability, long term	7(b) and 11(d)	136	-
Total Liabilities		383	101

SHAREHOLDERS' EQUITY
Share capital	12(b)	66,328	66,210
Reserve for share-based payments		1,101	759
Accumulated other comprehensive loss		(1,995)	(3,269)
Deficit		(46,054)	(44,093)
Total Shareholders' Equity		19,380	19,607
Total Liabilities and Shareholders' Equity		$ 19,763	$ 19,708

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/      Bradford Cooke                                                       /s/      Martin Burian

Director                                                                                Director

CANARC RESOURCE CORP.

Consolidated Statements of Comprehensive (Loss) Income

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2017	2016	2015

Expenses:
Amortization	10	$ 14	$ -	$ -
Corporate development	13 and 14	57	136	42
Employee and director remuneration	14	792	461	489
General and administrative	13 and 14	236	193	190
Shareholder relations		171	311	91
Share-based payments	12(c) and 14	366	301	161

Loss before the undernoted		(1,636)	(1,402)	(973)

Interest and other income		52	28	3
Change in fair value of marketable securities	8	(293)	3,205	-
Flow through financing costs	11(b)	-	-	(4)
Gain from debt settlement	11(a) and 12(b)(iii)	-	108	54
Gain from derivative liability	7(a)(i)	-	-	13
Interest and finance charges	11(d)	(23)	-	-
Foreign exchange gain (loss)		-	16	(20)
Recovery of promissory notes receivable	6	-	10	-
Write off of mineral property interest	9(a)(iii)	(67)	-	-

Net (loss) income from continuing operations before income tax		(1,967)	1,965	(927)

Income tax recovery from continuing operations	11(c)	7	-	-

Net (loss) income from continuing operations		(1,960)	1,965	(927)

Net income (loss) from discontinued operations	7(a)(ii)	-	4,826	(5)

Net (loss) income for the year		(1,960)	6,791	(932)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		1,274	70	(1,715)

Comprehensive (loss) income for the year		$ (686)	$ 6,861	$ (2,647)

Basic and diluted (loss) earnings per share:

Continuing operations:
Basic		$ (0.01)	$ 0.01	$ (0.01)
Diluted		$ (0.01)	$ 0.01	$ (0.01)

Discontinued operations:
Basic		$ -	$ 0.02	$ -
Diluted		$ -	$ 0.02	$ -

Weighted average number of common shares outstanding:
Basic	12(e)	218,473,845	211,483,671	164,670,698
Diluted	12(e)	218,473,845	212,674,296	164,670,698

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars)

				Accumulated
		Share Capital	Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2014	157,436,305	$ 62,912	$ 681	$ (1,624)	$ (50,319)	$ 11,650

Acquisition of subsidary (Note 7(a)(i))	19,000,000	1,017	-	-	-	1,017
Private placement, net of share issue costs	13,165,552	523	-	-	-	523
Shares for debt settlement	2,018,700	106	-	-	-	106
Share-based payments	-	-	161	-	-	161
Cancellation and expiration of stock options	-	-	(243)	-	243	-
Finders fee warrants	-	(21)	21	-	-	-
Modification of finders fee warrants	-	-	5	-	(5)	-
Expiry of finders fee warrants	-	-	(97)	-	97	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	2	(1,715)	2	(1,711)
Net loss for the year	-	-	-	-	(932)	(932)
Balance, December 31, 2015	191,620,557	64,537	530	(3,339)	(50,914)	10,814
Private placement, net of share issue costs	22,699,596	1,440	-	-	-	1,440
Finders fee shares	311,111	26	-	-	-	26
Property acquisition (Note 9(a)(iii))	250,000	19	-	-	-	19
Exercise of stock options	1,000,000	115	(54)	-	-	61
Share-based payments	-	-	301	-	-	301
Cancellation and expiration of stock options	-	-	(26)	-	26	-
Exercise of warrants	1,250,000	77	-	-	-	77
Exercise of finder fee warrants	58,333	6	(2)	-	-	4
Finders fee warrants	-	(10)	10	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	70	4	74
Net income for the year	-	-	-	-	6,791	6,791
Balance, December 31, 2016	217,189,597	66,210	759	(3,269)	(44,093)	19,607
Private placement, net of share issue costs	3,846,154	274	-	-	-	274
Common share buy-back under normal course issuer bid (Note 12(b)(i))	(2,558,500)	(168)	-	-	-	(168)
Exercise of share appreciation rights	301,893	23	(23)	-		-
Share-based payments	-	-	366	-	-	366
Cancellation and expiration of stock options	-	-	(12)	-	12	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	1,274	(13)	1,261
Net loss for the year	-	-	-	-	(1,960)	(1,960)
Balance, December 31, 2017	218,779,144	$ 66,328	$ 1,101	$ (1,995)	$ (46,054)	$ 19,380

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2017	2016	2015

Cash provided from (used by):

Operations:
Net (loss) income from continuing operations		$ (1,960)	$ 1,965	$ (927)
Items not involving cash:
Accrued interest		23	-	-
Amortization		14	-	-
Change in fair value of marketable securities		293	(3,205)	-
Derecognition of accounts payable		-	(3)	-
Flow through financing costs		-	-	2
Gain from debt settlement		-	(105)	(54)
Gain on derivative liability		-	-	(13)
Income tax recovery		(7)	-	-
Recovery of promissory notes receivable		-	(10)	-
Share-based payments		366	301	161
Write off of mineral property interest		67	-	-
		(1,204)	(1,057)	(831)
Changes in non-cash working capital items:
Receivables and prepaids		42	(91)	54
Accounts payable and accrued liabilities		69	(923)	184
Operating cash flow used by continuing operations		(1,093)	(2,071)	(593)
Operating cash flow (used by) provided from discontinued operations	7(a)(ii)	-	(55)	9
Net cash used by operating activities		(1,093)	(2,126)	(584)

Financing:
Issuance of common shares, net of share issuance costs		331	1,466	523
Exercise of stock options		-	61	-
Exercise of warrants		-	81	-
Share buyback under normal course issuer bid		(168)	-	-
Cash provided from financing activities		163	1,608	523

Investing:
Mineral property interests, net of recoveries		(3,164)	(198)	(75)
Deferred royalty payment	11(d)	(35)	-	-
Acquisition of marketable securities	8	(175)	(81)	-
Proceeds from disposition of marketable securities	8	104	8,931	-
Expenditures for equipment	10	(121)	-	-
Acquisition of subsidiary	7(a)(i)	-	-	8
Restricted cash		-	-	69
Cash (used by) provided from investing activities from continuing operations		(3,391)	8,652	2
Cash used by investing activities from discontinued operations	7(a)(ii)	-	(409)	(262)
Net cash (used by) provided from investing activities		(3,391)	8,243	(260)

Unrealized foreign exchange gain on cash		546	-	-

(Decrease) increase in cash		(3,775)	7,725	(321)
Cash, beginning of year		8,079	354	675

Cash, end of year		$ 4,304	$ 8,079	$ 354

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2017	2016	2015

Non-cash financing and investing activities:

Fair value of deferred royalty liability	7(b) and 11(d)	$ 183	$ -	$ -

Fair value of common shares issued for:
Mineral property interests	9(a)(iii) and 12(b)(ii)	-	19	-
Finders fee	12(b)(ii)	-	26	-
Shares for debt settlement	12(b)(iii)	-	-	106

Fair value allocated to common shares issued on exercise of:
Share appreciation rights	12(b)(i)	23	-	-
Stock options	12(b)(ii)	-	54	-
Finders fee warrants	12(b)(ii)	-	2	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	12(b)	11	10	21
Modification of finders fee warrants	12(d)	-	-	5

Expiration of:
Stock options		12	26	243
Finders fee warrants		-	-	97

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		-	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8.

The Company has no operating revenues, has incurred a significant net loss of $2.0 million in 2017 (2015 - $932,000) and has a deficit of $46.1 million as at December 31, 2017 (2016 - $44.1 million and 2015 - $50.9 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 28, 2018.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(c)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)	Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(e)	Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

In the acquisition of Oro Silver Resources Ltd. (“Oro Silver”) in October 2015 and American Innovative Minerals, LLC (“AIM”) in March 2017, judgement was required to determine if the acquisitions represented either a business combination or an asset purchase. More specifically, management concluded that Oro Silver and AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisitions represented the purchase of assets, there was no goodwill recognized on the transactions and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7).

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive income (loss) and cash flows.

(f)	New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the consolidated financial statements.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)	IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

•	An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
•	A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.
•	A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.
•	A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
•	A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
•	A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Applicable to the Company’s annual period beginning January 1, 2019.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(ii)	Annual Improvements to IFRS Standards 2014–2016 Cycle

The following standards have been revised to incorporate amendments issued by the IASB in December 2016:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – The amendments remove some short-term exemptions for first-time adopters.
•	IFRS 12 Disclosure of Interests in Other Entities – The amendments clarify that the disclosure requirements in the standard apply to interests in entities within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
•	IAS 28 Investments in Associates and Joint Ventures – The amendments clarify that the election available to some types of investment entities to measure investees at fair value through profit or loss at initial recognition is applied on an investment-by-investment basis. The amendments also clarify that an entity that is not an investment entity decides on an investment-by-investment basis whether to retain the fair value measurements applied by its associates and joint ventures that are investment entities.

Applicable to the Company’s annual period beginning January 1, 2018.

(iii)	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 Share-based Payment)

The amendments provide guidance on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Basis of Presentation (continued)

(f)	New accounting standards and recent pronouncements: (continued)

(iv)	IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

•	Classification and measurement of financial assets:

Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

•	Classification and measurement of financial liabilities:

When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

•	Impairment of financial assets:

An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

•	Hedge accounting:

Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018. The Company has not fully assessed the impact of IFRS 9 on its consolidated financial statements.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and AIM. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)	Financial instruments:

(i)	Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash, marketable securities and restricted cash are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Receivables are included in this category of financial assets.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company has no HTM financial assets as at December 31, 2017 and 2016.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(i)	Financial assets: (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income (loss) and classified as a component of equity.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income (loss) are included in profit or loss. The Company has no AFS financial assets.

(ii)	Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss.

Liabilities which are to be settled in payable ounces of a commodity (or the U.S. dollar equivalent) are recorded using the spot price of the commodity. This amount is included in derivative liability.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities, flow through premium liability, and deferred royalty liability.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(b)	Financial instruments: (continued)

(iii)	Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(iv)	Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v)	Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within profit or loss.

(c)	Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(c)	Impairment of non-financial assets: (continued)

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(e)	Equipment:

Leasehold improvements and office equipment and furnishings are recorded at cost, and are amortized on a double declining basis as follows:

Double Declining Rate
Leasehold improvements	20%
Office equipment	30%
Office furnishings	20%

(f)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital. Upon expiry of the warrants, the recorded fair value of the warrants is transferred from the reserve for share-based payments to deficit.

(g)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(i)	Share buy-back:

The Company has implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which are purchased would reduce share capital for the cash consideration paid including any associated transaction costs. Common shares which are purchased under the normal course issuer bid are returned to treasury and cancelled.

(j)	Share-based payments:

The Company has a stock option plan that is described in Note 12(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(k)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Significant Accounting Policies (continued)

(k)	Environmental rehabilitation: (continued)

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(l)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(m)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(n)	Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. Recently the Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

5.	Management of Financial Risk

The Company has classified its cash and restricted cash as financial assets at FVTPL; marketable securities as held for trading financial assets at FVTPL; receivables as loans and receivables; accounts payable and accrued liabilities, flow through premium liability and deferred royalty liability as other financial liabilities.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Flow through premium liability at initial recognition is measured using Level 1 inputs, and deferred royalty liability using Level 2 inputs.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash and restricted cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2017, the Company had a working capital of $4.9 million (2016 – $9.1 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2018.

The following schedule provides the contractual obligations related to the deferred royalty payments (Notes 7(b) and 11(d)) as at December 31, 2017:

Payments due by Period
(US$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$ 390	$ 35	$ 105	$ 105	$ 145

Total	$ 390	$ 35	$ 105	$ 105	$ 145

Accounts payable and accrued liabilities are due in less than 90 days.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2017	2016

Cash	$ 4,118	$ 7,984
Marketable securities	787	955
Receivables	100	24
Accounts payable and accrued liabilities	(104)	(101)
Flow through premium liability	(54)	-

Net financial assets (liabilities), December 31	$ 4,847	$ 8,862

Based upon the above net exposure as at December 31, 2017 and assuming all other variables remain constant, a 15% (2016 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $727,000 (2016 - $1.3 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)	Market risk: (continued)

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market and commodity prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2017 and assuming all other variables remain constant, a net increase or decrease of 60% (2016 - 100%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $472,000 (2016 - $955,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase (Note 12(b)(i)). The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares. The normal course issuer bid terminated on February 7, 2018.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 as included in receivables and prepaids were received in 2017. On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$ 25
June 30, 2018	25
September 30, 2018	85
December 31, 2018	85
$ 220

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies

(a)	Oro Silver Resources Ltd.

(i)	Acquisition of Oro Silver Resources Ltd.

On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. (“Oro Silver”) with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) shall be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano included a 3% NSR royalty and a buy back option. Marlin Gold retained the Altiplano royalty and buy back option, and shall receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them. The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company, at that time, by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

The Share Purchase Agreement was considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

(ii)	Sale of Oro Silver Resources Ltd.

On May 6, 2016, the Company entered into a Purchase and Sale Agreement with Endeavour Silver Corp., a company sharing one common director, (“Endeavour”) which closed on May 27, 2016 pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico, in consideration for 2,147,239 common shares of Endeavour (the “Sale Transaction”) with a fair value of CAD$3.99 per share on May 27, 2016.

As additional consideration, Endeavour assumed the Company’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent) to Marlin Gold in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018. The foregoing gold delivery obligation was incurred by the Company in connection with its acquisition of Oro Silver from Marlin Gold (Note 7(a)(i)).

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies (continued)

(a)	Oro Silver Resources Ltd. (continued)

(ii)	Sale of Oro Silver Resources Ltd. (continued)

The reported gain on the sale of Oro Silver in 2016 is as follows:

Consideration received from sale of Oro Silver:
Fair value of common shares of Endeavour	$ 6,571
Derivative liability assumed by Endeavour (Note 7(a)(i))	200
		$ 6,771
Less:
Cost of disposition of Oro Silver:
Net assets of Oro Silver	1,873
Transaction costs	19
		(1,892)
Gain from disposition of subsidiary		$ 4,879

The reported net income (loss) from discontinued operations from the sale of Oro Silver is as follows:

	December 31,
	2017	2016	2015

Amortization	$ -	$ (2)	$ (1)
Foreign exchange gain	-	5	-
Legal	-	(3)	-
Office and sundry	-	(7)	(4)
Rent	-	(3)	-
Salaries and management	-	(13)	-
Property investigation	-	(5)	-
Gain from disposition of subsidiary	-	4,879	-
Loss from derivative liability	-	(25)	-
Net income (loss) from discontinued operations	$ -	$ 4,826	$ (5)

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies (continued)

(a)	Oro Silver Resources Ltd. (continued)

(ii)	Sale of Oro Silver Resources Ltd. (continued)

The reported cash flows from discontinued operations from the sale of Oro Silver are as follows:

	December 31,
	2017	2016	2015

Cash provided from (used by) discontinued operations:

Operations:
Net income (loss) from discontinued operations	$ -	$ 4,826	$ (5)
Items not involving cash:
Amortization	-	2	1
Foreign currency translation	-	(14)	-
Gain from disposition of subsidiary	-	(4,879)	-
Loss from derivative liability	-	25	-
	-	(40)	(4)
Changes in non-cash working capital items:
Receivables and prepaids	-	(8)	-
Accounts payable and accrued liabilities	-	(7)	13
Operating cash flow (used by) provided from discontinued operations	$ -	$ (55)	$ 9

Investing:
Mineral property interests, net of recoveries	$ -	$ (409)	$ (262)
Cash used by investing activities from discontinued operations	$ -	$ (409)	$ (262)

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Acquisition and Disposition of Companies

(b)	American Innovative Minerals, LLC

On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $390,000 remains payable as at December 31, 2017. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

The Membership Agreement was considered to be outside the scope of IFRS 3 Business Combinations since AIM did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in March 2017:

American Innovative Minerals, LLC

Assets:
Mineral property interests	$ 2,183

Total	$ 2,183

Consideration paid for AIM in March 2017:

Cash	$ 2,000
Obligation for deferred royalty payments	183

Total consideration	$ 2,183

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.	Marketable Securities

		December 31,
	2017	2016

Balance, begin of period	$ 955	$ -
Held for trading securities received from:
Sale Agreement (Note 7(b))	-	6,571
Property option agreement (Note 9(a)(iii))	-	81
Distribution of AzMin by reduction of AzMet's paid up capital	-	86
Investment in held for trading securities	175	-
Disposition of held for trading securities at fair value	(104)	(8,760)
Change in fair value of marketable securities	(293)	2,985
Foreign currency translation adjustment	54	(8)
Balance, end of period	$ 787	$ 955

In September 2016, AzMet and Aztec Minerals Corp., a company sharing one common director, (“AzMin”) completed a distribution by way of a reduction of AzMet’s paid up capital pursuant to Section 74 of the British Columbia Business Corporations Act whereby AzMet distributed all its 11 million common shares of AzMin to its shareholders on the basis of one AzMin share for every two AzMet shares held. There is no separately quoted market value for the AzMet shares.

The quoted market value and fair value of shares of companies was $787,000 at December 31, 2017 (2016 - $955,000).

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests

	British Columbia (Canada)			USA	Mexico
	New Polaris	Windfall Hills	FG Gold	Fondaway Canyon	El Compas	Total
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Notes 7(b) and 9(b))	(Notes 7(a) and 9(c))

Acquisition Costs:

Balance, December 31, 2015	$ 3,851	$ 339	$ -	$ -	$ 1,126	$ 5,316
Additions	2	-	19	-	-	21
Disposition of subsidiary	-	-	-	-	(1,256)	(1,256)
Foreign currency translation adjustment	5	10	-	-	130	145
Balance, December 31, 2016	3,858	349	19	-	-	4,226
Acquisition of subsidiary	-	-	-	2,183	-	2,183
Additions, net of recoveries	6	-	28	44	-	78
Foreign currency translation adjustment	11	25	1	(54)	-	(17)
Write off	-	-	(48)	-	-	(48)
Balance, December 31, 2017	$ 3,875	$ 374	$ -	$ 2,173	$ -	$ 6,422

Deferred Exploration Expenditures:

Balance, December 31, 2015	$ 5,556	$ 356	$ -	$ -	$ 183	$ 6,095
Additions, net of recoveries	12	80	6	-	393	491
Disposition of subsidiary	-	-	-	-	(576)	(576)
Foreign currency translation adjustment	249	11	-	-	-	260
Balance, December 31, 2016	5,817	447	6	-	-	6,270
Additions, net of recoveries	27	44	14	1,090	-	1,175
Foreign currency translation adjustment	587	31	1	-	-	619
Write off	-	-	(21)	-	-	(21)
Balance, December 31, 2017	$ 6,431	$ 522	$ -	$ 1,090	$ -	$ 8,043

Mineral property interests:
Balance, December 31, 2016	$ 9,675	$ 796	$ 25	$ -	$ -	$ 10,496
Balance, December 31, 2017	10,306	896	-	3,263	-	14,465

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada:

(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2017 include a reclamation bond for $200,000 (2016 - $187,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities. The Company had received the CAD$500,000 for Stage One in 2015. As at December 31, 2016, funds of US$35,000 remain for Stage One expenditures as specified pursuant to the agreement between the Company and PanTerra, which remaining funds were used to settle existing payables for Stage One expenditures in 2017. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

(ii)	Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(a)	Canada: (continued)

(iii)	FG Gold:

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG gold property in two stages.

In the first stage, the Company can earn an initial 51% interest over three years by:

-	incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-	issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-	paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:

-	incurring CAD$1.5 million in exploration expenditures;
-	issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-	paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company failed to satisfy the consideration necessary to exercise the second stage, then a joint venture would be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

In early July 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project at June 30, 2017.

(iv)	Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(b)	United States:

On March 20, 2017, the Company closed the Membership Agreement with AMI whereby the Company acquired 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2.2 million (Note 7(b)). Certain of the mineral properties are subject to royalties.

(c)	Mexico:

El Compas:

In October 2015, the Company acquired the El Compas project located in Zacatecas, Mexico, pursuant to the Share Purchase Agreement with Marlin Gold by way of the acquisition of a 100% interest in Oro Silver (Note 7(a)(i)). On each of the first three anniversaries of the date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) was to be paid by the Company to Marlin Gold or to any of its subsidiaries. Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold will retain the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them.

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. Highlights of the lease agreement included the following:

•         Lease term was for 5 years with the right to extend for another 5 years;

•         The Company assumed responsibility for the plant as of January 29, 2016;

•	The Company was to pay a monthly lease payment of MXP 136,000; and
•	Grace period of 6 months to allow time for plant refurbishing.

In May 2016, the Company entered into the Sales Transaction with Endeavour pursuant to which the Company sold to Endeavour 100% of the shares of the Company’s wholly-owned subsidiary, Oro Silver, which indirectly holds a 100% interest in the El Compas project in Zacatecas, Mexico (Note 7(a)(ii)). Endeavour assumed responsibility for the troy ounces of gold payable to Marlin Gold and the lease for the ore processing plant.

Canarc Resource Corp.	Page 34

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(d)	Expenditure options:

As at December 31, 2017, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$ -	$ -	$ -	150,000

Fondaway Canyon (Notes 7(b) and 9(b)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 9(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$ 1,000	$ 2,500	$ 35	150,000

(1)	Advance royalty payments of $390,000 remain payable as at December 31, 2017 with annual payments of $35,000.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(e)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.	Page 35

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.	Mineral Property Interests (continued)

(f)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 36

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Equipment

		Field	Leasehold	Office Furnishings
	Building	Equipment	Improvements	and Equipment	Total
Cost:
Balance, December 31, 2015	$ 7	$ 17	$ -	$ 9	$ 33
Disposition of subsidiary (Note 7(a)(ii))	(8)	(18)	-	(1)	(27)
Foreign currency translation adjustment	1	1	-	-	2
Balance, December 31, 2016	-	-	-	8	8
Acquisitions	-	-	90	31	121
Write-off	-	-	-	(8)	(8)
Balance, December 31, 2017	-	-	90	31	121

Accumulated amortization:
Balance, December 31, 2015	$ -	$ -	$ -	$ 8	$ 8
Amortization	-	2	-	-	2
Disposition of subsidiary (Note 7(a)(ii))	-	(2)	-	(1)	(3)
Foreign currency translation adjustment	-	-	-	-	-
Balance, December 31, 2016	-	-	-	7	7
Amortization	-	-	10	4	14
Write-off	-	-	-	(7)	(7)
Balance, December 31, 2017	-	-	10	4	14

Net book value:
Balance, December 31, 2016	$ -	$ -	$ -	$ 1	$ 1
Balance, December 31, 2017	$ -	$ -	$ 80	$ 27	$ 107

11.	Accounts Payable and Accrued Liabilities

(a)	Debt Settlement and Derecognition:

In 2016, the Company entered into a debt settlement with a creditor whereby a debt of $138,000 was settled with a cash payment of $33,000, resulting in a gain on debt settlement of $105,000. In 2016, the Company also derecognized debt of $3,000 owed to a foreign creditor, and recognized a gain of $3,000 from the derecognition of accounts payable.

In 2015, the Company entered into shares for debt settlements with certain directors and officers, and recognized a gain on debt settlement of $54,000 (Note 12(b)(iii)).

(b)	Flow-Through Tax Indemnification:

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2017 (2016 – US$2,000) which is included in accounts payable and accrued liabilities.

Canarc Resource Corp.	Page 37

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.	Accounts Payable and Accrued Liabilities (continued)

(c)	Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. Note 12(b)(i).

Balance, December 31, 2016 and 2015	$ -
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	$ 54

(d)	Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full. A balance of $425,000 was remaining upon the closing of the Membership Agreement. (Note 7(b)).

Deferred Royalty
Liability

Balance, December 31, 2016 and 2015	$ -
Add:
Obligation for advance royalty payments	183
Interest	23
Less:
Advance royalty payment	(35)

Balance, December 31, 2017	$ 171

Canarc Resource Corp.	Page 38

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

(i)	In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. Subsequent to December 31, 2017, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, all of which were cancelled in February 2018.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares at a fair value of CAD$0.10 per share. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares at a fair value of CAD$0.10 per share.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. Finder fees were comprised of CAD$32,500 in cash and 250,000 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

(ii)	In March 2016, the Company closed a private placement in two tranches totalling 22.7 million units at a price of CAD$0.09 per unit for gross proceeds of CAD$2.04 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.12 per share for a period of three years. On March 3, 2016, the Company closed the first tranche for 17.7 million units for gross proceeds of CAD$1.59 million. On March 14, 2016, the Company closed the second tranche for 5 million units for gross proceeds of CAD$449,500 with a finder’s fee of 311,111 units issued with the same terms as the underlying units in the private placement.

Canarc Resource Corp.	Page 39

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(b)	Issued: (continued)

(ii)	(continued)

In September 2016, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka for the FG gold property (Note 9(a)(iii)).

In 2016, warrants for 1.31 million shares were exercised for proceeds of CAD$104,700 which included finder fee warrants for 58,333 shares with a fair value of US$2,000. In 2016, stock options for 1 million shares were exercised for proceeds of CAD$80,000 with fair values of US$54,300.

(iii)	On September 21, 2015, the Company closed the first tranche of a private placement for 11.5 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$690,000. Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until September 21, 2018. The Company paid CAD$36,200 in cash and issued 594,844 in warrants as finders’ fees. The finders’ fee warrants have the same terms as the underlying warrants in the unit private placement. On October 30, 2015, the Company closed the second tranche of a private placement for 1.67 million units at a price of CAD$0.06 per unit for gross proceeds of CAD$100,000 with Marlin Gold (Note 7(a)(i)). Each unit was comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

On October 8, 2015, the Company entered into the Share Purchase Agreement with Marlin Gold which closed on October 30, 2015 whereby the Company issued 19 million common shares at a value of CAD$0.07 per share to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly-owned Mexican subsidiary, Minera Oro Silver (Note 7(a)(i)).

Canarc Resource Corp.	Page 40

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 44,261,695 common shares which was increased from 18,888,434 common shares at the Company’s Annual and Special Meeting held on June 2, 2017. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016		2015
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	16,445,000	$0.08	11,920,000	$0.08	10,130,000	$0.10
Granted	3,600,000	$0.10	8,010,000	$0.08	5,950,000	$0.06
Exercised	-	-	(1,000,000)	$0.08	-	-
Cancellation for share appreciation rights	(632,500)	$0.06	-	-	-	-
Forfeited	(18,750)	$0.10	(1,965,000)	$0.09	(245,000)	$0.11
Expired	(36,250)	$0.14	(520,000)	$0.10	(3,915,000)	$0.12
Outstanding balance, end of year	19,357,500	$0.08	16,445,000	$0.08	11,920,000	$0.08

Exercise price range		$0.06 - $0.10		$0.05 - $0.145		$0.05 - $0.145

Canarc Resource Corp.	Page 41

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at December 31, 2017 and 2016:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2017	(Number of Years)	(CAD$)	Dec 31, 2017	(Number of Years)	(CAD$)

$0.08	1,400,000	0.48	$0.08	1,400,000	0.48	$0.08
$0.10	3,600,000	1.54	$0.10	3,600,000	1.54	$0.10
$0.06	5,312,500	2.94	$0.06	5,312,500	2.94	$0.06
$0.08	5,470,000	3.52	$0.08	2,410,000	3.52	$0.08
$0.10	3,075,000	4.42	$0.10	1,537,500	4.42	$0.10
$0.09	500,000	4.70	$0.09	125,000	4.70	$0.09
	19,357,500	2.94	$0.08	14,385,000	2.62	$0.08

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)	Dec 31, 2016	(Number of Years)	(CAD$)

$0.145	30,000	0.46	$0.145	30,000	0.46	$0.145
$0.08	1,425,000	1.48	$0.08	1,425,000	1.48	$0.08
$0.05	500,000	2.04	$0.05	500,000	2.04	$0.05
$0.10	3,650,000	2.54	$0.10	3,650,000	2.54	$0.10
$0.06	5,350,000	3.94	$0.06	4,012,500	3.94	$0.06
$0.08	5,490,000	4.51	$0.08	810,000	4.51	$0.08
	16,445,000	3.54	$0.08	10,427,500	3.06	$0.08

Canarc Resource Corp.	Page 42

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

During the year ended December 31, 2017, the Company recognized share-based payments of $366,000 (2016 - $301,000 and 2015 - $161,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	December 31,
	2017	2016	2015

Directors and officers	$ 351	$ 245	$ 153
Employees	15	2	8
Consultants	-	54	-

	$ 366	$ 301	$ 161

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2017	2016	2015

Number of stock options granted	3,600,000	8,010,000	5,950,000
Fair value of stock options granted (CAD$)	$0.08	$0.07	$0.05

Market price of shares on grant date (CAD$)	$0.10	$0.09	$0.06
Pre-vest forfeiture rate	15.41%	15.99%	19.64%
Risk-free interest rate	0.95%	0.55%	0.75%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	134%	140%	140%
Expected option life in years	4.03	4.42	4.24

Canarc Resource Corp.	Page 43

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(c)	Stock option plan: (continued)

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In May 2015, certain directors and officers of the Company cancelled 3,360,000 stock options with exercise prices ranging from CAD$0.10 to CAD$0.145 and expiry dates ranging from September 2015 to June 2017.

In December 2015, the Company granted 5,950,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of December 8, 2020, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In fiscal 2016, the Company granted the following stock options:

-	3,260,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	3,000,000 stock options to a director, officers and a consultant with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which shall vest only when the Company closes a material transaction or at the discretion of the Company’s Board of Directors;
-	1,000,000 stock options to consultants with an exercise price of CAD$0.08 and an expiry date of July 7, 2021, and which fully vested on grant date; and
-	750,000 stock options to a consultant with an exercise price of CAD$0.11 and an expiry date of September 21, 2021, and which fully vest on December 20, 2016.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares.

On June 2, 2017, the Company’s Board of Directors provided for the full vesting of 2.25 million performance based stock options which were granted in July 2016 and which have an exercise price of CAD$0.08 and an expiry date of July 7, 2021.

In fiscal 2017, the Company granted the following stock options:

-	3,100,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;
-	500,000 stock options to an employee with an exercise price of CAD$0.09 and an expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;

Canarc Resource Corp.	Page 44

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants:

At December 31, 2017, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2016	Issued	Exercised	Expired	December 31, 2017

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	(55,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (1), (2)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	(346,250)	-

$0.15	October 3, 2018 (1)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (1), (3)	60,725	-	-	-	60,725

$0.08	September 21, 2018	5,332,776	-	-	-	5,332,776

$0.08	September 21, 2018 (4)	536,511	-	-	-	536,511

$0.12	March 3, 2019	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	-	250,000	-	-	250,000

		36,356,139	250,000	-	(401,250)	36,204,889

Canarc Resource Corp.	Page 45

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(3)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)	On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018.

Canarc Resource Corp.	Page 46

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2016, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2015	Issued	Exercised	Expired	December 31, 2016

$0.20	January 11, 2016 (1)	600,000	-	-	(600,000)	-

$0.20	January 18, 2016 (1)	1,000,000	-	-	(1,000,000)	-

$0.10	January 31, 2016	550,000	-	-	(550,000)	-

$0.10	July 31, 2017 (2)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (2)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (2), (3)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (2)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (2), (4)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	(2,500,000)	-

$0.08	September 21, 2018	5,749,443	-	(416,667)	-	5,332,776

$0.08	September 21, 2018 (5)	594,844	-	(58,333)	-	536,511

$0.08	October 30, 2018	833,333	-	(833,333)	-	-

$0.12	March 3, 2019	-	8,852,576	-	-	8,852,576

$0.12	March 14, 2019	-	2,497,222	-	-	2,497,222

$0.12	March 14, 2019 (6)	-	155,556	-	-	155,556

		30,809,118	11,505,354	(1,308,333)	(4,650,000)	36,356,139

Canarc Resource Corp.	Page 47

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants were subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(3)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 48

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

At December 31, 2015, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2014	Issued	Exercised	Expired	December 31, 2015

$0.20	September 28, 2015 (1)	11,300,000	-	-	(11,300,000)	-

$0.20	September 28, 2015 (1), (2)	904,000	-	-	(904,000)	-

$0.20	December 19, 2015 (1)	4,500,000	-	-	(4,500,000)	-

$0.20	January 11, 2016 (1)	600,000	-	-	-	600,000

$0.20	January 18, 2016 (1)	1,000,000	-	-	-	1,000,000

$0.10	January 31, 2016	550,000	-	-	-	550,000

$0.10	July 31, 2017 (3)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	-	55,000

$0.15	September 18, 2018 (3)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (3), (4)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	-	346,250

$0.15	October 3, 2018 (3)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (3), (5)	60,725	-	-	-	60,725

$0.15	July 9, 2016	2,500,000	-	-	-	2,500,000

$0.08	September 21, 2018	-	5,749,443	-	-	5,749,443

$0.08	September 21, 2018 (6)	-	594,844	-	-	594,844

$0.08	October 30, 2018	-	833,333	-	-	833,333

		40,335,498	7,177,620	-	(16,704,000)	30,809,118

Canarc Resource Corp.	Page 49

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(d)	Warrants: (continued)

(1)	The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of the private placement, the volume weighted average trading price as traded on the TSX equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%.

(3)	On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(4)	As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(5)	As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(6)	As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 50

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.	Share Capital (continued)

(e)	Basic and diluted (loss) earnings per share:

The calculation of basic and diluted (loss) earnings per share for the relevant periods is based on the following:

	December 31,
	2017	2016	2015

Basic weighted average number of common shares outstanding	218,473,845	211,483,671	164,670,698
Effect of dilutive securities	-	1,190,625	-

Diluted weighted average number of common shares outstanding	218,473,845	212,674,296	164,670,698

(f)	Common shares reserved for issuance:

	Number of Shares
	December 31,
	2017	2016	2015

Stock options (Note 12(c))	19,357,500	16,445,000	11,920,000
Warrants (Note 12(d))	36,204,889	36,356,139	30,809,118

Balance	55,562,389	52,801,139	42,729,118

(g)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan was intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provided the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitled the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights were exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expired on April 30, 2015.

Canarc Resource Corp.	Page 51

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.	Corporate Development and General and Administrative

		Years ended December 31,
	2017	2016	2015

Corporate Development:
Corporate advisory	$ 13	$ 69	$ -
Geology and technical review	21	22	3
Legal	5	7	4
Salaries and remuneration	-	3	5
Sundry	-	4	-
Travel and transportation	18	31	30
	$ 57	$ 136	$ 42

General and Administrative:
Accounting, audit and tax	$ 39	$ 27	$ 24
Legal	16	29	17
Office and sundry	67	53	61
Regulatory	70	53	56
Rent	44	31	32
	$ 236	$ 193	$ 190

Canarc Resource Corp.	Page 52

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2017, 2016 and 2015:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2017	2016	2015	2017	2016

Key management compensation:
Executive salaries and remuneration (1)	$ 720	$ 460	$ 415	$ -	$ -
Severance	-	-	141	-	-
Directors fees	98	8	11	(2)	(1)
Share-based payments	351	245	153	-	-
	$ 1,169	$ 713	$ 720	$ (2)	$ (1)

Legal fees (2)	$ -	$ -	$ 59	$ -	$ -

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(16)	(41)	(38)	1	(4)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)	In 2015, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.

(3)	The companies include Endeavour, AzMin and AzMet.

The above transactions are incurred in the normal course of business. Notes 7(a)(i) and 12(b)(iii) provide disclosure for the acquisition of Oro Silver from Marlin Gold; Note 7(a)(ii) for the Sale Transaction with Endeavour; and Note 8 for marketable securities held in Endeavour, AzMin and AzMet.

Canarc Resource Corp.	Page 53

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

15.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2017			December 31, 2016
	Canada	U.S.	Total	Canada	Total

Restricted cash	$ -	$ -	$ -	$ 35	$ 35
Mineral property interests	11,202	3,263	14,465	10,496	10,496
Leasehold improvements and equipment	107	-	107	1	1

16.	Commitments

In January 2016, the Company signed a definitive agreement with the Zacatecas state government to lease and operate the permitted 500 tonne per day La Plata ore processing plant located in the city of Zacatecas, Mexico. The lease commitments were assumed by Endeavour in May 2016. (Note 9(c)).

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2017, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2018	$ 46
2019	46
2020	47
2021	48
2022	28

$ 215

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $390,000 remains payable as at December 31, 2017. (Note 7(b)).

Canarc Resource Corp.	Page 54

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Deferred Income Taxes

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2017	2016

Net (loss) income for the year	$ (1,960)	$ 6,791
Canadian statutory tax rate	26.0%	26.0%

Income tax expense (benefit) computed at statutory rates	$ (510)	$ 1,766
Temporary differences	12	125
Items not taxable/deductible for income tax purposes	102	(968)
Tax losses and tax offsets recognized/unrecognized in tax asset	502	(847)
Under (over) provided in prior years	-	(25)
Expired losses	63	-
Effect of change in tax rates	(107)	-
Impact of foreign exchange on tax assets and liabilities	(62)	(51)

Deferred income tax recovery	$ -	$ -

Effective January 1, 2013, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 11% for a total Canadian statutory tax rate of 26%.

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income liabilities at December 31, 2017 and 2016 are presented below:

	December 31,
	2017	2016

Deferred tax assets
Non-capital losses carried forward	$ -	$ 25
Deferred tax assets	-	25

Deferred tax liabilities
Held for trading securities		(25)
Book value over tax value of property, plant and equipment	-	-
Book value over tax value of mineral properties	-	-
Deferred tax liabilities	-	-

Net deferred tax assets	$ -	$ -

Canarc Resource Corp.	Page 55

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.	Deferred Income Taxes (continued)

(c)	The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2017	2016

Non-capital losses	$ 5,573	$ 4,095
Held for trading securities	59	-
Available for sale securities	47	44
Share issue costs	173	195
Unrealized foreign exchange	186	-
Tax value over book value of mineral properties	7,262	6,721
Tax value over book value of equipment	1,345	1,242
Unrecognized deductible temporary differences	$ 14,645	$ 12,297

As at December 31, 2017, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2030	$ 262
2031	846
2032	907
2033	296
2034	885
2035	1,046
2036	-
2037	1,331

$ 5,573

Canarc Resource Corp.	Page 56

CANARC RESOURCE CORP.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2017, 2016 and 2015

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE                                     #810 – 625 Howe Street

Vancouver, BC, Canada, V6C 2T6

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Martin Burian

Deepak Malhotra

Leonard Harris

OFFICERS	Catalin Chiloflischi ~ Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND                              Computershare Investor Services Inc.

TRANSFER AGENT                           3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND                            Maxis Law Corporation

REGISTERED OFFICE                      #910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED                                Trading Symbols

TSX:	CCM
OTC-QB:	CRCUF
DBFrankfurt:	CAN

Canarc Resource Corp.	Page 57